FOR:

Featherlite, Inc.

P.O. Box 320

Cresco, Iowa 52136

Contact: John K. Hall,

Director of Corporate Communications,

563-547-6000

FOR IMMEDIATE RELEASE

FEATHERLITE REPORTS EARNINGS of $1.4 MILLION IN FIRST QUARTER
Net sales for quarter up over 3% to $60.4 million

CRESCO, Iowa, May 2, 2006 - Featherlite, Inc. (Nasdaq: FTHR), a leading manufacturer and marketer of specialty aluminum trailers, transporters and luxury motorcoaches, today reported net income of $1.4 million, or 12 cents per diluted share, on net sales of $60.4 million for the first quarter ended March 31, 2006. First quarter net sales rose by $1.8 million, or 3.1 percent, over the same period last year. Net income of $1.4 million in the first quarter of 2006 compares with $1.5 million, or 13 cents per diluted share, in the same period in 2005, a 6.1 percent decrease. On a consolidated basis, lower first quarter net income was primarily the result of decreased gross margin percentages in the coach segment due to changes in the mix of new and used coach sales, partially offset by decreased operating expenses due to reduced bonus accruals compared to the same period in 2005.

Trailer segment sales in the first quarter of 2006 increased 5.5 percent over the same period last year as trailer orders remained strong and price increases and surcharges implemented during the quarter became effective. Luxury coach sales in the first quarter of 2006 were comparable to the same period last year, with used coach sales up significantly and new coach sales down approximately the same amount.

"Both luxury coach and trailer sales leads, one indicator of potential future sales levels, came in at a record pace during the first quarter of 2006," according to President and CEO Conrad Clement. "The Company and the trailer industry continue to experience margin pressure as aluminum and steel commodity prices rise. The Company is managing these fluctuations with appropriate product price increases and surcharges as well as controlling operating expenses, and we remain cautiously optimistic about the level of business during the remainder of 2006.

"Later this week the Company will announce the 2007 Featherlite trailer models at our annual international dealer meeting. The event, which is open to all 220 Featherlite dealers, will showcase the boldest product enhancements ever unveiled at Featherlite. We think this event will continue the escalating interest in Featherlite trailers in all categories.

"As announced on January 9, 2006, we continue to work with our financial advisor, Houlihan Lokey Howard & Zukin, to explore strategic alternatives to enhance shareholder value. We do not intend to disclose developments with respect to our exploration of strategic alternatives unless and until a specific transaction is approved by our board of directors," Clement said.

About Featherlite
With more that 75 percent of its business in the leisure, recreation and entertainment categories, Featherlite®, Inc. has highly diversified product lines offering hundreds of standard model and custom-designed aluminum specialty trailers, specialized transporters, mobile marketing trailers and luxury motorcoaches. For more information about the Company, please visit www.fthr.com.

Featherlite, Inc.
Condensed Balance Sheets
(Unaudited)
(In thousands)

ASSETS		March 31, 2006		Dec 31, 2006
Current assets				
Cash	$	170	$	91
Receiivables		8,331		7,178
Refundable income taxes		337		337
Inventories		54,775		55,714
Leased promotional trailers		1,636		1,550
Prepaid expenses		1,412		1,820
Deferred tax asset		1,329		1,329
Total current assets		67,990		68,019
Property and equipment, net		16,555		16,583
Other assets		3,920		3,199
	$	88,465	$	87,801

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Wholesale financing and other notes payable	$	15,963	$	18,923
Current maturities of long-term debt		1,797		1,791
Checks issued not yet presented		3,170		4,419
Accounts payable		4,358		4,384
Motorcoach shell costs payable		6,212		3,142
Accrued liabilities		9,183		8,194
Customer deposits		2,702		2,832
Total current liabilities		43,385		43,685
Bank line of credit		2,419		2,418
Other long-term debt, net of current maturities		9,717		10,168
Deferred tax liabilities		1,259		1,259
Other long-term liabilities		32		35
Shareholders' equity		31,653		30,236
	$	88,465	$	87,801

FEATHERLITE, INC.
Condensed Statements of Income
(Unaudited)
(In thousands, except for per share data)

| | | Three Months Ended March 31, | | |
		2006		2005
Net Sales	$	60,433	$	58,587
Cost of Sales		51,156		48,835
Gross profit		9,277		9,752
Selling and administrative expenses		6,417		6,785
Income from operations		2,860		2,970
Other income (expense)				
Interest		(644)		(631)
Other, net		34		28
Total other expense		(610)		(603)
Income before taxes		2,250		2,367
Minority interest in subsidiary income		-		(11)
Provision for income taxes		(878)		(895)
Net income	$	1,372	$	1,461
Net income per share				
Basic	$	0.12	$	0.13
Diluted	$	0.12	$	0.13
Weighted average shares outstanding				
Basic		11,040		10,879
Diluted		11,680		11,435

All shares and per share amounts have been restated to reflect the retroactive effect of the 3 for 2 stock split on May 4, 2005.
Certain prior period information has been reclassified to conform to the presentation in the Company's Annual Report on Form 10-K.

Safe Harbor Statement under the Private Securities Litigation Reform Act: Certain statements in this release are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. Any statements that are not based upon historical facts, including the outcome of events that have not yet occurred and our expectations for future performance, are forward-looking statements. Statements in this release regarding expectations of the importance of sales leads on future sales levels and the effectiveness of price increases and surcharges on margins are forward-looking statements. In general, words such as "believe," "estimate," "expect," "intend," "may," "could," "will," "plan," "anticipate," and similar words and expressions identify forward-looking statements. These statements speak only as of the date of this release, are based on current expectations, are inherently uncertain, are subject to risks, and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including but not limited to: the health of the economy and disposable income for recreational and leisure activities, product demand and acceptance of products in each segment of the Company's markets, the need for and impact of product sales price increases, fluctuations in the price of aluminum, changes in our product sales mixes, competition, facilities utilization, the availability of additional capital as may be required to finance any future net liquidity deficiency, and certain other unanticipated events and conditions. The risks and uncertainties listed are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events, or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, other than as required by law.

